January 31, 2008

VIA FACSIMILE (202-772-9210),

ELECTRONIC MAIL (mchalea@sec.gov)

AND EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Karen J. Garnett
Assistant Director

Re:	Bank Building
Preliminary Proxy Statement on Schedule 14A
Registration No. 0-52382
Filed on January 17, 2008

Dear Ms. Garnett:

As Chairman of the Board and President of Bank Building Corporation, a Virginia corporation (“Bank Building”), I am transmitting herewith for filing Bank Building’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to me, dated January 31, 2008 (the “Commission Comment Letter”).

Set forth below are the responses of Bank Building to the comments of the Staff. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter, and is followed by the corresponding response of Bank Building.

1.	We note that Carter plans to issue its own common stock to the holders of Bank Building common stock as consideration in the merger transaction; however, there seems to be no plan to register the Carter shares. Please tell us the exemption upon which Carter is relying in making its determination that those shares need not be registered.

Response

Since Carter Bank & Trust is a state chartered bank organized under the laws of the Commonwealth of Virginia, the issuance of its securities are exempt from registration pursuant to Section 3(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), which exempts from registration under the Securities Act, “any security issued or guaranteed by any bank”.

Securities and Exchange Commission

January 31, 2008

2.	We note that on page 55 you incorporate by reference the financial statements of Carter for years 2004 and 2005. However, Item 14(e) of Schedule 14A allows incorporation by reference only to the extent as would be permitted by Form S-4. The Carter financial statements would not be eligible to be incorporated by reference under Item 11 of Form S-4 because Carter is not subject to reporting under Section 13(a) or 15(d) of the Exchange Act. We note that you have included these financial statements as appendices, but appendices are not deemed to be part of the proxy statement. Please revise your proxy statement to include the information required by Items 14(b) and (c) of Schedule 14A.

Response

As discussed and agreed to with Angela McHale, Esq., of the Staff, Bank Building will revise the disclosure in its definitive proxy statement on Schedule 14A filed with the Commission to state that the financial statements of Carter Bank & Trust are included as part of the proxy statement, to refer directly to the financial statements and to delete any references to incorporation by reference.

Since these comments relate to issues concerning Carter Bank & Trust, please direct any further comments or questions you may have regarding this filing to Jacob A. Lutz, III at (804) 697-1490 or John Owen Gwathmey at (804) 697-1225, outside counsel to Carter Bank & Trust.

Sincerely,

/s/ Worth Harris Carter, Jr.
Worth Harris Carter, Jr.
Chairman of the Board and President

cc:	Angela McHale, Esquire
John L. Gregory, III, Esquire
Jacob A. Lutz, III, Esquire